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                                                                      Exhibit 20

For Immediate Release

Contact:  Eagle Point Software Corporation
          Dennis J. George
          Chief Financial Officer
          319-556-8392

             EAGLE POINT ANNOUNCES RECEIPT OF ACQUISITION PROPOSAL
             -----------------------------------------------------

     Dubuque, IA, March 6, 2001 -- Eagle Point Software Corporation (NASDAQ:
EGPT), today announced that the Company has received an acquisition proposal from an entity formed by John Biver, a founder and current director of the Company, who until October 2000 also served as the Company's Vice President-Civil Engineering Division.

     The proposal contemplates the acquisition of all outstanding shares of common stock of the Company not owned by Mr. Biver at a price of $6.40 per share, which represents a premium of 75% over the average closing price for the 90-day period ended March 5, 2001. All stockholders of the Company other than Rodney Blum (the Company's former President and Chief Executive Officer and a current director) and Dennis George (the Company's Vice President - Finance and Chief Financial Officer and a current director) would, under the proposal, receive the $6.40 per share consideration, in cash, for their shares. Mr. Blum and Mr. George would receive the $6.40 per share consideration, in cash, for all of their shares except, with respect to 78,125 shares and 39,062 shares held by Mr. Blum and Mr. George, respectively, they would receive a 7-year subordinated promissory note from the surviving corporation in the principal amount of $6.40 per related share acquired. The proposal also requires Mr. Blum to purchase from the surviving entity in the merger the operating assets of the Company's Building Design and Construction Division and Structural Division (the "Divisions") for a cash purchase price of approximately $1.1 million. The Divisions generated aggregate net revenues in the twelve months ended December 31, 2000 of $2.3 million and incurred net operating losses during such period. As of February 12, 2001, the Company had 4,619,209 shares of common stock outstanding, of which 1,239,816 shares, or 26.8%, are currently owned by Mr. Biver, 953,704 shares, or 20.6%, are currently owned by Mr. Blum and 381,480 shares, or 8.3%, are currently owned by Mr. George.
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Eagle Point Software Corporation          March 6, 2001                Page 2

     In January 1997, the Company retained a financial advisor to assist the Company in evaluating strategic alternatives available to the Company to maximize shareholder value. From time to time since that date, the Company has furnished information to various third parties and engaged in preliminary discussions with certain of such parties regarding their interest in a possible business combination. To date, however, these discussions have failed to result in a definitive proposal with respect to any such transaction. In October 2000, Mr. Biver's employment with the Company terminated. Mr. Blum ceased employment with the Company in November 2000. Since that time, the Company has been engaged in a search for a new chief executive officer.

     In early January 2001, Mr. Biver expressed orally a preliminary interest in acquiring the Company's outstanding shares at a price of $4.25 per share, subject to receipt of necessary financing. After being advised that the Board of Directors did not believe that an offer at such price appropriately valued the Company, Mr. Biver revised his preliminary expression of interest to a price of $5.30 per share, and subsequently suggested that he could increase his proposal to $5.90 per share. Following communication to the Company of the $5.90 per share preliminary expression of interest, Mr. Blum requested Mr. Biver to consider whether Mr. Biver could increase the proposed value to all shareholders if (i) Mr. Blum was willing to receive a portion of the consideration for his shares in the form of a promissory note or (ii) Mr. Blum was willing to purchase from the surviving entity the assets of one or more of the Divisions, each of which had been incurring losses in recent years and neither of which were deemed to be of strategic importance to Mr. Biver. Subsequently, on March 6, 2001, Mr. Biver submitted to the Company a written proposal reflecting the $6.40 per share acquisition price, conditioned upon Messrs. Blum and George receiving a portion of their consideration in the form of subordinated promissory notes and Mr. Blum purchasing the Divisions immediately following the merger.

     Mr. Biver's most recent proposal contemplates the acquisition of shares in a single step, cash merger. Mr. Biver's offer is subject to completion of due diligence, negotiation of a definitive merger agreement, to approval of the merger by the shareholders of the Company, to receipt of required governmental approvals and to satisfaction or fulfillment of other customary closing conditions. The proposal is subject to a financing contingency.
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Eagle Point Software Corporation           March 6, 2001              Page 3


     The Board has created a Special Committee, consisting of outside directors, to review the proposal and has advised Mr. Biver that the Special Committee and the Board will meet in due course, together with its legal and financial advisors, to evaluate the proposal. No agreement with respect to a transaction with Mr. Biver has been entered into or approved by the Company and there can be no assurance that any transaction will ultimately result from the proposal or, if entered into, that it will provide for terms similar to those described herein.

     This press release is not a substitute for any proxy statement that the Company might file with the Securities and Exchange Commission ("SEC") should this proposed business transaction be approved by the Board and/or submitted to a vote of stockholders. If such a proxy statement is filed with the SEC, investors will be urged to read it, because it will contain important information, including risk factors. Any such proxy statement, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) and from the Company. If a proxy statement is distributed by the Company regarding this transaction, the Company and its directors and certain of its executive officers would be involved in a solicitation of proxies made in connection with the proposed transaction. Information concerning the Company's directors and executive officers will be available in the documents which would be filed with the SEC, including any proxy statement.

     Certain matters discussed in this news release constitute forward-looking statements that involve various risks and uncertainties, including whether or not any transaction will result from the proposal by Mr. Biver. Other risks and uncertainties associated with the Company's business are set forth from time to time in reports filed by Eagle Point with the Securities and Exchange Commission, including the company's report on Form 10-K for the fiscal year ended June 30, 2000 and Form 10-Q for the quarter ended December 31, 2000.

     Founded in 1983, Eagle Point offers modules in the following product families: Field Data Collection, Civil Engineering/Surveying,
Hydrology/Hydraulics, Landscape Architecture, Building Design & Construction, and Structural Engineering. Currently the Company has an installed base of more than 40,000 customers worldwide.

     All company names and product names mentioned are the property of their respective owners.